Exhibit 99.1

181 University Ave., Suite 2000 Toronto, ON M5H 3M7 Tel: 416.703-6298 Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE GOLD ANNOUNCES LARGE INCREASE IN MEASURED AND INDICATED RESOURCES AT BELL CREEK MINE

•                  Bell Creek measured and indicated resources increase over 150% to 646,431 ounces (4,249,451 tonnes @ 4.73 grams per tonne (“gpt”), inferred resources total 953,845 ounces (6,088,506 tonnes @ 4.87 gpt ) (using base case 2.2 gpt cut-off grade)

•                  Average resource grade increases approximately 10% based on inclusion of new exploration and infill drilling results

•                  Potential for significant new resources, including additional measured and indicated resources, through ongoing drilling from surface and underground.

TORONTO, ONTARIO — (Marketwire — March 30, 2012) - Lake Shore Gold Corp. (TSX:LSG) (NYSE Amex:LSG) (“Lake Shore Gold” or the “Company”) today announced an updated resource estimate for the Company’s Bell Creek Mine which is located in Timmins, Ontario. The reported resource contains 4,249,451 tonnes at an average grade of 4.73 gpt for a total of 646,431 ounces in the measured an indicated categories and 6,088,506 tonnes grading 4.87 gpt for 953,845 ounces in the inferred category. The above totals reflect the conversion of approximately 425,000 ounces of inferred resources from the previous resource estimate, released in the December 2010, to the measured and indicated categories, and the addition of approximately 185,000 ounces of new resources to the inferred category. The totals also reflect the impact of depletion due to mining and other activities since the previous resource estimate. The base case resource was estimated assuming a long term gold price of US$1,200 per ounce of gold and a cut off grade of 2.20 gpt.

A summary of resources at the Bell Creek Mine is provided below:

Category	Tonnes	Capped Grade (g/t Au)*	Oz Au
Measured	224,466	4.20	30,320
Indicated	4,024,986	4.76	616,111
M & I	4,249,451	4.73	646,431
Inferred	6,088,506	4.87	953,845

(i) Grams per tonne

Note: The resource estimate for Bell Creek Mine deposit was estimated using the Inverse Distance to the power 2 (ID2) interpolation method with all gold assays capped to 75 gpt for the North A zones and 50 gpt for the North B zones. An assumed long-term gold price of US$1,200 per ounce was used for both deposits. The base case estimate assumes a cut off grade of 2.20 gpt. Sums may not add due to rounding.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “The updated resource estimate at the Bell Creek Mine highlights the robust nature of this project with attractive grades and good widths that improve at depth. We are encouraged by the conversion rate of inferred resources to the measured and indicated categories, and our ability to continue to both add more total ounces and improve grades with additional drilling. As we continue evaluating the project, an important priority of ours will be to optimize grades for mining, and the sensitivity analysis shows that excellent potential exists to increase grades using higher cut-off levels. We are continuing drilling at Bell Creek and plan to complete a preliminary economic assessment, which will assist us in establishing long-term capital and operating plans as we continue to evaluate the project’s feasibility.”

The new resource replaces the previous estimate, released in December 2010, which included 251,200 ounces (1,790,000 tonnes grading 4.36 gpt) in the measured and indicated categories and 1,192,900 ounces (8,427,500 tonnes grading 4.40 gpt) in the inferred category. The new resource was estimated using an updated and expanded geological model extending to 1,700 metres below surface and 330 holes (70,874 metres) of new drilling. Of the new holes, 273 (38,749 metres) were drilled from underground platforms and focused on infill and conversion of inferred resources between the 300 and the 500 metre levels. The remaining 57 new holes (32,125 metres) were drilled from surface and designed mainly to explore the down plunge extension of the deposit below the 1,250 metre level, the limit of the December 2010 resource estimate.

The total resources reported are contained in eight separate zones, namely the North A Zone, North A2 Zone, North A3 Zone, North A Extension Zone, North B Zone, North B2 Zone, North A FW Zone and North A HW Zone, with the bulk of the resources being contained with the North A, North A2 and North B Zones.   Approximately 57 percent of the total measured and indicated ounces (368,701 ounces) and 33 percent of the Inferred ounces (321,260 ounces) are contained within the North A Zone which has an estimated average width of approximately 7.0 metres. The North A Zone was previously the main source of feedstock for the Bell Creek Mine.  A detailed review of the estimated tonnes and grades for each of these eight zones is presented in the table entitled, “Resource Summary by Zone (2.20 gpt cut-off grade).”

Included within the mineral resource estimate is a sensitivity analysis from the base case resource estimate using various cut off grades between 2.2 and 5.00 gpt. Results from the sensitivity analyses are summarized below with additional detail provided in Table 2 and on the attached tonnage-grade curve (Figure 1).  The analysis indicates the robust nature of the overall resource and potential to host substantially higher grades at reduced gold prices and increased cut off grades.

Cut-Off Grade (gpt)	Tonnes	Grade (gpt)*	Contained Ounces
2.2 (Base Case)	10,337,958	4.82	1,600,276
2.5	9,450,430	5.05	1,533,167
3.0	8,014,550	5.46	1,405,885
4.0	5,534,171	6.35	1,129,319
5.0	3,774,657	7.21	875,116

*The sensitivity analysis utilizes resources from the measured, indicated and inferred categories and is for information purposes only.

The base case resource estimate and sensitivity calculations were determined using an assumed minimum mining width of 2.0 metres, average mining costs of $82.00 per tonne and average processing recoveries of 96.5%.

The reported resource extends from surface to a vertical depth of approximately 1,700 metres, with the deposit remaining open to depth and along strike. Drilling is continuing at the property with 4 diamond drills on surface and 2 drills underground with a prime focus of converting additional inferred resources to the measured and indicated categories.

In addition to the updated resources at Bell Creek Mine, resources at the Company’s Bell Creek Complex also include the initial resources at the adjacent Marlhill and Vogel properties, released on May 2, 2011. A review of total resources at the Bell Creek Complex is provided below.

Resources (Vogel*/Marlhill) (May 2, 2011)

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	—	—	—
Indicated	2,614,000	2.17	182,400
M & I	2,614,000	2.17	182,400
Inferred	1,459,000	3.60	168,800

Resources (Bell Creek Mine) (March 30, 2012)

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	224,466	4.20	30,320
Indicated	4,024,986	4.76	616,111
M & I	4,249,451	4.73	646,431
Inferred	6,088,506	4.87	953,845

Total Resources (Bell Creek Complex)

Category	Tonnes	Capped Grade (g/t Au)	Oz Au
Measured	224,466	4.20	30,320
Indicated	6,638,986	3.74	798,511
M & I	6,863,451	3.76	828,831
Inferred	7,547,506	4.63	1,122,645

* Resources at Vogel include a combination of open pit and underground resources (see press release dated May 2, 2011).

Qualified Persons

The Company’s Qualified Person (“QP”) for the updated resource estimate at Bell Creek Mine is Ralph Koch, P.Geo, Chief Mine Resource Geologist. Mr. Koch is considered a Qualified Person according to the definitions of NI 43-101 and is an employee of Lake Shore Gold. As QP, he has prepared or supervised the preparation of the scientific or technical work and has verified the data disclosed in this press release.

About Lake Shore Gold

Lake Shore Gold is a gold mining company that is in production and pursuing rapid growth through the successful exploration, development and operation of three wholly owned, multi-million ounce gold complexes in the Timmins Gold Camp. The Company is in commercial production at both the Timmins West and Bell Creek mines, with material being delivered for processing to the Bell Creek Mill. A 50% mill expansion, to 3,000 tonnes per day, is advancing towards completion by late 2012. The Company continues to have an active drilling program aimed at supporting current operations and evaluating high-priority exploration targets around the Timmins Camp. The Company’s common shares trade on the TSX and NYSE Amex under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that resources reported in this news release can be mined economically, and further work is required to identify reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting
Vice-President, Investor Relations
Lake Shore Gold

(416) 703-6298
Email: info@lsgold.com

Website: www.lsgold.com

Resource Summary by Zone (2.20 gpt cut-off grade)

CATEGORY	ZONE	Tonnes	Grade (gpt)	Ounces
MEASURED	North A	182,296	4.15	24,323
	North B	22,738	4.00	2,926
	North B2	10,987	3.46	1,223
	North A FW	8,129	6.88	1,799
	North A HW	316	4.81	49
	TOTAL	224,466	4.20	30,320
INDICATED	North A	2,281,131	4.70	344,379
	North A2	677,950	6.17	134,392
	North A3	62,623	4.10	8,263
	North A Extension	23,492	5.80	4,381
	North B	564,612	3.82	69,298
	North B2	338,841	3.98	43,384
	North A FW	56,923	5.15	9,432
	North A HW	19,413	4.14	2,583
	TOTAL	4,024,986	4.76	616,111
MEASURED & INDICATED	TOTAL	4,249,451	4.73	646,431
INFERRED	North A	2,033,010	4.92	321,260
	North A2	1,658,945	5.19	276,739
	North B	1,952,471	4.67	293,183
	North B2	444,080	4.39	62,664
INFERRED	TOTAL	6,088,506	4.87	953,845

Notes:

1.              CIMM Definitions were used for classification of Mineral Resources

2.              Mineral Resources for the Bell Creek Mine are estimated using a gold price of US$1,200 per ounce and Mineral Resources at Marlhill and Vogel with a gold price of US$1,125 per ounce.

3.              Mineral Resources at Vogel include a combination of Open pit and underground Resources

4.              A minimum mining width of 2 metres was assumed for all underground resources.

5.              Capped gold grades are used in estimating the Mineral Resource average grade.

6.              Sums may not add up due to rounding

7.              There are no Mineral Reserves estimated for the Bell Creek Property.

8.              Metallurgical recoveries are assumed to average 96.5 percent.

9.              Mining costs are assumed to average $82 per tonne.

Figure 1.  Sensitivity Analysis